Matrix Advisors Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

 September 13, 2016

VIA EDGAR TRANSMISSION

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Matrix Advisors Funds Trust (the “Trust”)
Matrix Advisors Dividend Fund (the “Fund”)
File Nos.: 811-23175; 333-212637

Dear Ms. Lithotomos:

This correspondence responds to comments the Trust received from you on August 18, 2016 with respect to the Trust’s Registration Statement on Form N‑1A and the Fund, a series of the Trust.  For your convenience, your comments have been reproduced with responses following each comment. Terms not otherwise defined herein have the same meaning as in the Registration Statement.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Fees and Expenses – Page 1

Comment 1.	We note the fee table is incomplete. Please complete the fee table.

Response:	The requested change has been made.

Comment 2.	Footnote 2 of the fee table states that the Expense Cap will remain in effect until at least October 31, 2017. Given that the registration is not effective yet, that date may be less than one year from the registration statement’s effective date. Please confirm that the fee waiver referred to in footnote 2 will be effective for no less than one year from the effective date of the Fund’s registration statement. See, Instruction 3(e) to Item 3 of Form N-1A.

Response:	The Trust confirms that the Expense Cap referred to in footnote 2 will be effective for no less than one year from the effective date of the Fund’s registration statement.

Comment 3.	Disclosure on page 17 indicates that the Board has adopted a Distribution and Service Plan under Rule 12b-1 of the Investment Company Act of 1940 (the “1940 Act”), and that there are “no plans to impose these fees.” Thus, please change the line item for that fee from “None” to “0.00%” and please confirm that the fee will not be imposed for at least one year from the effective date of the registration statement.

Response:	The requested change has been made. The Trust confirms that the above-referenced fee is not expected to be imposed for at least one year from the effective date of the Fund’s registration statement.

Principal Investment Strategies – Page 2

Comment 4.	The last sentence in the first paragraph of this section states that the Fund will invest at least 80% of its net assets in dividend-paying stocks. Please describe the criteria that the Fund will use when determining what is a dividend-paying stock.

Response:	The following disclosure has been added under “Additional Information about the Fund’s Investment Objective and Principal Investment Strategies”: “Dividend-paying stocks are those that have declared or paid a dividend distribution within the prior 12-month period.” The Trust respectfully declines to add related disclosure under Item 4 because the Trust believes that the Fund’s definition of a “dividend-paying stock” is generally understood by investors.

Comment 5.	Please briefly define the terms “intrinsic value,” “fundamental deterioration,” and “attractive value.”

Response:	The second sentence of the second paragraph under “Principal Investment Strategies” has been revised to read as follows:

Stocks will be sold when their dividend yield falls near or below that of the market as represented by the S&P 500® Index, there has been a significant decline in the strength of the issuer’s balance sheet or operating results, if a security needs to be sold to fund the purchase of a more attractive security with a higher dividend yield, or when the Advisor believes the market price of a security is no longer attractive compared to its Intrinsic Value.

The Trust notes that the term “Intrinsic Value” is a defined term meaning the value computed as described in the second sentence under “Principal Investment Strategies”. Because the term is a defined term, the Trust respectfully declines to revise the disclosure pertaining to “Intrinsic Value.”

Comment 6.	The second paragraph states that the Fund invests in stocks of companies with market capitalizations of at least $2 billion. However, a principal investment risk is “Large Capitalization Company Risk.” Given that generally the capitalization range for large companies is $17 to $79 billion, please revise the disclosure in the strategy and the risks to comport with the capitalization size of the companies the Fund will invest in.

Response:	The Fund’s definition of large capitalization has been revised to be a minimum market capitalization of $5 billion at the time of purchase. The Trust believes that $5 billion is a reasonable minimum threshold for classifying a company as large capitalization. In particular, the Trust notes that, as of July 29, 2016, the S&P 500 Index, widely recognized as a proxy for the U.S. large capitalization market, included companies with capitalizations of less than $3 billion.

Comment 7.	We note that on page 4, in “Additional Information,” there is a succinct discussion in the section titled “Classic Valuation Analysis.” This section contains four reasons why stocks in the Fund’s portfolio may be sold. Please consider moving this discussion to the Principal Investment Strategies section of the Summary Prospectus.

Response:	Please see the second sentence of the second paragraph under “Principal Investment Strategies” in the summary section, which already contains the above-referenced discussion.

Comment 8.	Please briefly define American Depositary Receipts when first mentioned in the prospectus.

Response:	The following disclosure has been added under Item 9: “The depositary receipts in which the Fund principally invests are receipts that represent interests in foreign securities held on deposit by U.S. banks.”

The Trust notes that depositary receipts are already explained in the summary section under “Depositary Receipt Risk”. The Trust believes that investors generally understand the nature of depositary receipts and that further discussion of them in the summary section could distract the reader from the valuation analysis discussion and the role of U.S.-listed companies in the Fund’s strategy without providing additional benefits in understanding the Fund’s strategies and risks. Consequently, the Trust respectfully declines to further discuss depositary receipts in the summary section.

Principal Investment Risks – Pages 2 - 3

Comment 9.	“Sector Emphasis Risk” is listed as a principal risk. Please add disclosure to the Principal Investment Strategies section as to what sector(s) or industries the Fund will invest a substantial portion of the Fund’s assets in, and provide appropriate disclosure of the risks of investing in the particular sector(s) or industries.

Response:	The Trust notes that the Fund’s principal investment strategies do not include investing in any particular sector(s) or industries. However, as noted in the strategy disclosure, the implementation of the Fund’s strategy may result in the Fund being overweight in one or more sectors at times. Consequently, the Trust respectfully declines to add additional disclosure about specific sectors.

Comment 10.	With respect to “American Depository Receipt (“ADR”) Risk,” consider adding disclosure about the differences between sponsored and unsponsored ADRs.

Response:	The Trust notes that unsponsored ADRs are not part of the Fund’s principal investment strategies. Consequently, the Trust respectfully declines to include disclosure about unsponsored ADRs in the Fund’s Prospectus.

Comment 11.	Please consider moving the discussion of temporary defensive strategies to the Item 9 disclosure.

Response:	The Trust notes that the section entitled “Temporary Defensive Strategies” is not in the summary section. Rather, it is a sub-section under “Additional Information about the Fund’s Investment Objective and Principal Investment Strategies” in response to Item 9(b)(1) of Form N-1A.

Comment 12.	It appears that the Fund will invest in foreign securities. If appropriate, please disclose the risks of investing in emerging market securities.

Response:	The Trust notes that investments in emerging markets securities are not part of the Fund’s principal investment strategies. Consequently, the Trust respectfully declines to add disclosure about emerging market securities to the Prospectus.

Portfolio Managers – Page 3

Comment 13.	The disclosure currently indicates the portfolio managers have been serving since “2016 (inception).” Please disclose the actual date on which the portfolio managers commenced service with the Fund.

Response:	The Trust notes that the Fund has not yet commenced operations. Consequently, it would not be possible for the Trust to disclose the actual date on which the portfolio managers began managing the Fund until after the Registration Statement is effective and the Fund has commenced operations. The Trust believes that disclosing the year in which the Fund commences operations effectively communicates to investors the “length of service” (as required by Item 5(b) of Form N‑1A) of such portfolio managers and is in line with general industry practice. In the event that the Fund does not commence operations until after 2016, the disclosure of “2016” would be updated accordingly in the Registration Statement by supplement.

Additional Information – Page 4

Comment 14.	The Fund’s policy of investing 80% of its assets in dividend-paying stocks is non-fundamental; accordingly, please disclose that shareholders will be provided with at least 60 days prior notice of any change in the policy. See, Rule 35d-1 under the 1940 Act.

Response:	The following disclosure has been added under “Additional Information about the Fund’s Investment Objective and Principal Investment Strategies”: “Additionally, the Fund’s policy of investing, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in dividend-paying stocks has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon 60 days’ written notice to shareholders.”

Similarly Managed Account Performance – Pages 6 - 7

Comment 15.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Trust confirms that the Fund has the records necessary to support the calculation of the similarly managed account performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Portfolio Holdings Disclosure – Page 7

Comment 16.	Per Item 9(d) of Form N-1A, please “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.”

Response:	The Trust notes that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is not available on the Fund’s website. Consequently, the Trust respectfully declines to add the related disclosure.

How to Buy Shares – Pages 9 - 10

Comment 17.	The first sentence in the fourth paragraph states that the “Fund reserves the right to reject any purchase in whole or in part.” The second sentence includes that the Fund reserves the right to “disallow any further purchases or redemptions from any account.” Please disclose the maximum amount of time the Fund will take to inform investors of such rejections or cancellations. Also, explain the authority allowing the Fund to cancel redemption requests. See Section 22(e) of the Investment Company Act of 1940.

Response:	The above-referenced paragraph has been replaced with the following:

The Fund reserves the right to reject any purchase order if, in the Fund’s discretion, it is in its best interest to do so. For example, a purchase order may be refused if it appears so large that it would disrupt the management of the Fund. Purchases may also be rejected from persons believed to be engaged in “frequent trading” as described under “Frequent Trading,” below.  Investors will generally be notified of any purchase orders that are rejected within two business days.

Statement of Additional Information (“SAI”)

Description of Permitted Investments – Pages B-3 – B-8

Comment 18.	Please clarify that the Fund will only purchase the types of investments disclosed in this section (which are not disclosed in the prospectus) as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. See, Item 16 (b) of Form N-1A.

Response:	The Trust notes that the first paragraph of the SAI section entitled “Additional Information about Investment Objectives, Policies, and Related Risks” (of which the “Description of Permitted Investments” is a sub-section) currently contains disclosure stating, “…an investment strategy (and related risk) that is described below, but which is not described in the Prospectus, should not be considered to be a principal strategy (or related risk) applicable to the Fund.” The Trust believes that such disclosure effectively communicates that only strategies and investments disclosed in the Prospectus constitute the principal strategies and investments of the Fund and respectfully declines to add further disclosure.

Part C – Other Information

Item 28 Exhibits

Comment 19.	We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Response:	The exhibits pertaining to the Fund have been filed herewith as part of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A.

Item 35 Undertakings

Comment 20.	It is unclear why you have indicated that the Undertaking required by Item 35 of Form N‑1A is “not applicable.” Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Response:	Certified financial statements showing the initial capital for the Fund have been included in the SAI filed herewith as part of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A. Consequently, the Trust does not believe that there are any applicable undertakings pertaining to Item 35 of Form N-1A.

Signatures

Comment 21.	Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response:	Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, filed herewith, has been signed by each of the Trust’s trustees, as well as the principal executive, financial, and accounting officers of the Trust, with such capacities indicated on the signature page of such filing.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Matrix Advisors Funds Trust